SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMBER ROAD, INC.

(Name of Subject Company)

AMBER ROAD, INC.

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Jim Preuninger

Chief Executive Officer

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

(201) 935-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Victor H. Boyajian

Ilan Katz

Ira Kotel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 768-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended on June 13, 2019, and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) filed by Amber Road, Inc. (the “Company”) with the Securities and Exchange Commission on June 3, 2019, relating to the tender offer by Chicago Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company, which is beneficially owned by funds affiliated with Insight Venture Management, LLC: (i) Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners X (Co-Investors), L.P., Insight Venture Partners (Delaware) X, L.P., (ii) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., and (iii) Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., and Insight Venture Partners (Delaware) IX, L.P., to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, at a purchase price of $13.05 per share, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, and in the related Letter of Transmittal.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Paragraph 11 in Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger on page 17 of the Schedule 14D-9 is replaced in its entirety with the following:

In connection with its engagement, at the direction of the Company Board, KBCM contacted numerous potential strategic parties and financial investors to assess their interest in acquiring the Company and engaged in material and significant discussions with approximately 15 potential acquirers, each of whom executed a confidentiality agreement with the Company. All of these confidentiality agreements included a customary standstill provision and almost all of these agreements included a provision prohibiting the potential acquirer from making a request to waive the standstill restrictions, which the Company believed to be in the best interest of the Company and its stockholders to encourage a potential acquirer to offer their highest offer in the strategic process. However, notwithstanding the inclusion of this provision in many of these agreements, the Company specifically negotiated the right to waive any standstill provision in any confidentiality agreement in response to an unsolicited proposal if the Company’s board of directors determines in good faith after consultation with its outside counsel that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of Company’s board of directors under applicable law.

Paragraph 6 in Item 4. The Solicitation or Recommendation - Intent to Tender - Projected Financial Information on page 26 of the Schedule 14D-9 is replaced in its entirety with the following:

“Company management calculated Adjusted EBITDA by adding depreciation and amortization, stock-based compensation and income tax expense to net income/loss. The reconciliation of GAAP financial measurements to Adjusted EBITDA is below.

	2019E	2020P	2021P	2022P	2023P
Net Income/(Loss)	($4,173,964)	($1,425,239)	$2,865,878	$8,010,157	$14,138,237
Depreciation and Amortization	$4,965,764	$5,000,000	$5,000,000	$5,000,000	$5,000,000
Stock-Based Compensation	$4,701,000	$4,800,000	$4,800,000	$4,800,000	$4,800,000
Interest income	($8,741)	($8,741)	($8,741)	($8,741)	($8,741)
Interest expense	$1,291,977	$1,271,786	$1,271,786	$1,271,786	$1,271,786
Income tax expense	$431,288	$492,010	$492,010	$492,010	$492,010
Adjusted EBITDA	$7,207,324	$10,129,816	$14,420,933	$19,565,212	$25,693,292

Company management also approved certain estimates of unlevered free cash flow, defined as tax effected earnings before interest plus depreciation and amortization, less capital expenditures, capitalized development and the increase in net working capital, and plus or minus other operating cash flows adjusted to remove the impact of stock-based compensation expense, as calculated by KBCM for use in its discounted cash flow analysis described under “—Opinion of the Company’s Financial Advisor.” Unlevered free cash flows for fiscal years 2019, 2020, 2021, 2022 and 2023, as calculated by KBCM and approved by Company management, were approximately $7.4 million, $11.3 million, $15.8 million, $22.1 million and $29.1 million, respectively. A summary of the calculation of unlevered free cash flows is below.

	2019E	2020P	2021P	2022P	2023P
Revenue	$90,208,188	$98,567,230	$108,825,179	$120,365,545	$133,354,020
% Growth		9.3%	10.4%	10.6%	10.8%
Operating Profit	($2,459,440)	$329,816	$4,620,933	$9,765,212	$15,893,292
Adjustment for Stock-Based Compensation Expense	$4,701,000	$4,800,000	$4,800,000	$4,800,000	$4,800,000
Net Operating Profit before Tax	$2,241,560	$5,129,816	$9,420,933	$14,565,212	$20,693,292
Income Taxes(1)	$431,288	$492,010	$492,010	$492,010	$492,010
Net Operating Profit After Tax	$1,810,272	$4,637,806	$8,928,923	$14,073,202	$20,201,282
Plus: Depreciation & Amortization	$4,965,764	$5,000,000	$5,000,000	$5,000,000	$5,000,000
Less: Increase in Net Working Capital	$3,394,245	$4,459,253	$4,623,289	$5,826,711	$6,700,000
Less: Capital Expenditures	($300,000)	($300,000)	($300,000)	($300,000)	($300,000)
Less: Capitalized Development	($2,500,000)	($2,500,000)	($2,500,000)	($2,500,000)	($2,500,000)
Unlevered Free Cash Flow	$7,370,281	$11,297,059	$15,752,212	$22,099,913	$29,101,282

(1)	Company management provided the expected income tax expense taking into account its estimates of the Company’s ability to use its net operating losses.”

The following is added to Paragraph 1 in Item 4. The Solicitation or Recommendation - Intent to Tender - Opinion of the Company’s Financial Advisor - Premium Paid Analysis on page 30 of the Schedule 14D-9:

“The below table summarizes the consideration paid in the reviewed transactions.

	Cash	Stock	Mixed Consideration(1)	Total
Number of Reviewed Transactions	287	15	54	336
% of Reviewed Transactions	79.46%	4.46%	16.07%	100%

(1)	Mixed consideration consists of a combination cash, stock and other consideration.”

Paragraph 2 in Item 4. The Solicitation or Recommendation - Intent to Tender - Opinion of the Company’s Financial Advisor Discounted Cash Flow Analysis on page 32 of the Schedule 14D-9 is replaced in its entirety with the following:

“KBCM calculated terminal values for the Company by applying an EV / revenue multiple method to the projected revenue included in management’s projections for fiscal year 2023. The unlevered free cash flows (calculated as described in Item 4 – The Solicitation or Recommendation – Intent to Tender – Projected Financial Information) and terminal values were then discounted to present value, using mid-year discounted cash flow convention, as of May 10, 2019 using discount rates ranging from 9.9% to 13.9%, with a median discount rate of 11.9%. This discount rate range was based on an analysis of the Company’s weighted average cost of capital and terminal revenue multiples ranging from 3.0x to 5.0x (establishing a terminal value range of approximately $400.1 million to $666.8 million on a non-discounted basis), which KBCM deemed to be appropriate multiples using its professional judgement and experience, including review of multiples in connection with KBCM’s comparable public company and precedent transaction analyses. For purposes of its fairness analysis, KBCM then calculated an implied EV and implied per share price range based on the median discount rate and median terminal value, which represented an implied perpetuity growth rate of 6.1%.”

A new third sentence is inserted into Paragraph 1 in Item 4. The Solicitation or Recommendation - Intent to Tender - Opinion of the Company’s Financial Advisor - Miscellaneous on page 33 of the Schedule 14D-9 as follows:

“An affiliate of KBCM received $25,000 in fees in connection with the ecVision Inc. acquisition financing in 2015. Except as disclosed in this Statement, KBCM and its affiliates have not received any fees from the Company for investment banking or commercial banking services during the last two years.”

The following sentence is added to Paragraph 1 in Item 4. The Solicitation or Recommendation - Intent to Tender - Opinion of the Company’s Financial Advisor - Miscellaneous on page 33 of the Schedule 14D-9:

“KBCM and its affiliates have not provided any services to E2open since E2open was acquired by affiliates of the Insight Funds in March of 2015.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBER ROAD, INC.

By:	/s/ Brad Holmstrom
Name:	Brad Holmstrom
Title:	General Counsel

Dated: June 23, 2019